Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 26, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, effective January 1, 2006), relating to the consolidated financial statements and financial statement schedule of UCN, Inc. and subsidiaries, appearing in the Annual Report on Form 10-K of UCN, Inc. and subsidiaries for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

June 25, 2007